CASSIDY MEDIA, INC.
P.O. Box 49, 134 Suncook Valley Road,
Center Barnstead, New Hampshire 03225

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f)
OF THE SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER
________________________________

NO VOTE OR OTHER ACTION OF THE COMPANY’S SHAREHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

This Information Statement, which is being mailed on or about April 27, 2007 to the holders of record of shares of common stock, $0.0001 par value (the “Common Stock”), of Cassidy Media, Inc., a Nevada corporation (the “Company”), is being furnished in connection with the appointment of Silvestre Hutchinson to the Board of Directors of the Company (the “Board”). The appointment of Mr. Hutchinson as a director of the Company was made in connection with the Stock Purchase Agreement dated April 25, 2007 (the “Stock Purchase Agreement”) executed by and between Kimberly Hennessey, the principal shareholder and the President, Chief Executive Officer, Chief Financial Officer and a director of the Company (the “Seller) and Silvestre Hutchinson (the “Purchaser”). The Stock Purchase Agreement provided, among other things, for the sale of 8,000,000 shares of common stock of the Company (the “Purchased Shares”) by the Seller to the Purchaser (the “Purchase Transaction”) for the aggregate purchase price ($50,000). The Purchased Shares represent an aggregate of 66.7% of the issued and outstanding share capital of the Company. The source of the cash consideration for the Purchased Shares was the Purchaser’s personal funds. The Stock Purchase Agreement was signed and closed April 25, 2007.

There are no arrangements or understandings among members of both the former and new control person and their associates with respect to the election of directors of the Company or other matters.

Effective as of April 25, 2007, in connection with the closing of the Purchase Transaction, (i) Nicole Gagne resigned from her position as Secretary of the Company, (ii) Kimberly Hennessey resigned from her positions as the President, Chief Executive Officer and Chief Financial Officer of the Company and (iii) the Board of Directors of the Company elected Silvestre Hutchinson to serve as a director and as President, Chief Executive Officer, Chief Financial Officer, and Chief Accounting Officer and Secretary of the Company. No action is required by the stockholders of the Company in connection with the actions described in this Information Statement. Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), requires the mailing to the Company’s shareholders of this Information Statement prior to a change in a majority of the Company’s directors otherwise than at a meeting of the Company’s shareholders.

The information contained in this Information Statement concerning Silvestre Hutchinson has been furnished to the Company by such person and the Company assumes no responsibility for the accuracy or completeness of such information. The previous principals of the Company assume the responsibility for the accuracy and completeness of the information provided herein relating to the Company prior to April 25, 2007. The principal executive offices of the Company are currently located at 134 Suncook Valley Road, Center Barnstead, New Hampshire 03225.

GENERAL

There are currently 12,000,000 shares of Common Stock outstanding. As a result of the consummation of the transactions contemplated by the Stock Purchase Agreement, the Board consists of two members, Silvestre Hutchinson and Kimberly Hennessey. Ms. Hennessey will resign as a director of the Company effective ten days after the mailing of this Information Statement, and following such date, Mr. Hutchinson shall remain as the sole director of the Company.

DIRECTORS AND EXECUTIVE OFFICERS

Set forth below is the name, age and present principal occupation or employment, and material occupations, positions, offices or employments for the past five years of the current directors and executive officers of the Company as of December 5, 2006.

Name	Age	Positions and Offices

Silvestre Hutchinson	55	President, Chief Executive Officer,
		Chief Financial Officer, Chief
		Accounting Officer, and Director

Kimberly Hennessey	35	Director

Silvestre Hutchinson. Mr. Hutchinson became a director and the President, Chief Executive Officer, Chief Financial Officer, and Chief Accounting Officer of the Company as of the close of business on April 25, 2007. Mr. Hutchinson is currently the Economic Adviser of Hutchinson and Associates as well as the General Manager of Hutchinson and Lewis Consultants. Since May 2005, Mr. Hutchinson has been the Vice President of the Bayano Foundation of Panama. From January 2000 to September 2004, Mr. Hutchinson was the director of Economic Bilateral International Relations of the Department of Foreign Affairs of the Republic of Panama.

Kimberly Hennessey.  Ms. Hennessey has been our director since our incorporation on June 7, 2006. She was our President, Chief Executive Officer and Chief Financial Officer from June 7, 2006 until April 25, 2007. Since the fall of 2003, Ms. Hennessey has operated her own public accounting firm. Her practice includes small business planning, accounting services, tax planning and preparation services for all types of tax entities to bookkeeping and payroll services. Ms. Hennessey has also spoken at various seminars. She is also required to keep up her education credit requirements to maintain her license as a certified public accountant. Ms. Hennessey received her license from the state of New Hampshire in February of the year 2000. Prior to starting her own firm in Hew Hampshire, Ms. Hennessey worked as a Senior Accountant at the firm of Smith & Wells, PLLC in Concord, NH during the period of 1997 through the fall of 2003. During the years of 1994 through 1997 Ms. Hennessey was a staff accountant with the firm of Plodzik and Sanderson, P.A. in Concord, NH. At this firm, Ms. Hennessey was on the governmental audit team, auditing municipalities, school districts and not-for-profit entities throughout the sate of NH. Throughout her accounting career, Ms. Hennessey has been a member of several business organizations, including the Concord Chamber of Commerce and the NEGASC committee as well as participating in many local volunteer services, including the local Girl Scouts.

The directors of the Company have been elected to serve until the next annual meeting of stockholders and until their successor(s) have been elected and qualified, or until death, resignation or removal. Directors of the Company do not receive any compensation for their services as members of the Board of Directors, but are entitled to reimbursement for expenses incurred in connection with their attendance at Board of Directors' meetings. Officers are appointed by the Board of Directors and serve at the discretion of the Board.

To the best of the Company’s knowledge, there are no proceedings to which any of the foregoing individuals or any associate of any such person, is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

There are no family relationships among our directors or officers.

Prior to the appointment of Mr. Hutchinson, he was not a director of, nor did he hold any position with the Company. Mr. Hutchinson has consented to serve as a director of the Company, to the best of its knowledge, Mr. Hutchinson (i) does not have a family relationship with any of the directors, executive officers or control persons of the Company; (ii) does not beneficially own any equity securities, or rights to acquire any equity securities of the Company other than as disclosed in this Information Statement; (iii) has not been involved in any transactions with the Company, nor has he had any business relationships with the Company or any of its directors, executive officers or affiliates of the type required to be disclosed pursuant to Rule 14f-1 under the Exchange Act; and (iv) has not been the subject of any civil regulatory proceeding or any criminal proceeding.

Section 16(a) Beneficial Ownership Reporting Compliance

Pursuant to Section 16(a) of the Securities Exchange Act of 1934 and the rules issued thereunder, our directors and executive officers and any persons holding more than 10% of our common stock are required to file with the Securities and Exchange Commission reports of their initial ownership of our common stock and any changes in ownership of such common stock. Copies of such reports are required to be furnished to the Company. We are not aware of any instances when an executive officer, director or owners of more than 10% of the outstanding shares of our common stock failed to comply with the reporting requirements of Section 16(a) of the Securities Exchange Act of 1934.

MEETINGS AND COMMITTEES OF THE BOARD OF DIRECTORS

The Board of Directors has not established audit, nominating and compensation committees. The Board is of the opinion that such committees are not necessary since the Company has had only two directors and, until the effective date of this Information Statement, such directors have been performing the functions of such committees.

The Company does not currently have a process for security holders to send communications to the Board.

EXECUTIVE COMPENSATION

Summary Compensation

During the period from our incorporation on June 7, 2006, through December 31, 2006, Kimberly A. Hennessey was our President, Chief Executive Officer, and Chief Financial Officer and a Director. On June 7, 2006, we issued 8,000,000 shares of our common stock to Ms. Hennessey in consideration for her time, efforts, and services rendered in connection with the founding of our Company. During such time period, none of our other officers earned compensation exceeding $100,000 per year.

We have no employment agreements with any of our directors or executive officers. We have no pension, health, annuity, bonus, insurance, equity incentive, non-equity incentive, stock options, profit sharing or similar benefit plans. No stock options or stock appreciation rights were granted to any of our directors or executive officers during the period from the date of our incorporation on June 7, 2006 through December 31, 2006.

The following table sets forth information concerning the compensation paid or earned for the period from the date of our incorporation on June 7, 2006 through December 31, 2006 for services rendered to our Company in all capacities by our Chief Executive Officer and any officer with total compensation over $100,000 per year.

SUMMARY COMPENSATION TABLE
Name and principal position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Stock Awards ($) (e)	Option Awards ($) (f)	Non-Equity Incentive Plan Compensation ($) (g)	Nonqualified Deferred Compensation Earnings ($) (h)	All Other Compen-sation ($) (i)	Total ($) (j)
Kimberly A. Hennessey, President, CEO, CFO, and Director	2006	0	0	800(1)	0	0	0	0	800

(1) Represents the value of 8,000,000 shares of common stock issued on June 7, 2006 in consideration for time, efforts, and services rendered by Ms. Hennessey in connection with the founding of our Company. Our Board of Directors determined that such services had a value equal to $800. Our Board of Directors also determined that the fair market value of shares of our common stock on June 7, 2006 was equal to their par value, $0.0001 per share.

Outstanding Equity Awards

As of December 31, 2006, none of our directors or executive officers held unexercised options, stock that had not vested, or equity incentive plan awards.

Compensation of Directors

During the period from our incorporation on June 7, 2006, through December 31, 2006, Kimberly A. Hennessey was our sole director. On June 7, 2006, we issued 8,000,000 shares of our common stock to Ms. Hennessey in consideration for her time, efforts, and services rendered in connection with the founding of our Company. During such time period, no other compensation was paid or given to Ms. Hennessey in consideration for her services as our director.

The following table sets forth certain information regarding the compensation paid to our directors during the fiscal year ended December 31, 2006.

DIRECTOR COMPENSATION
Name (a)	Fees Earned or Paid in Cash ($) (b)	Stock Awards ($) (c)	Option Awards ($) (d)	Non-Equity Incentive Plan Compensation ($) (e)	Non-Qualified Deferred Compensation Earnings ($) (f)	All Other Compensation ($) (g)	Total ($) (j)

Kimberly A. Hennessey	0	800(1)	0	0	0	0	800

(1) Represents the value of 8,000,000 shares of common stock issued on June 7, 2006 in consideration for time, efforts, and services rendered by Ms. Hennessey in connection with the founding of our Company. Our Board of Directors determined that such services had a value equal to $800 and that the value of shares of our common stock on June 7, 2006 was equal to their par value, $0.0001 per share.
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table lists, as of April 25 2007, the number of shares of Common Stock beneficially owned by (i) each person or entity known to the Company to be the beneficial owner of more than 5% of the outstanding common stock; (ii) each officer and director of the Company, and (iii) all officers and directors as a group. Information relating to beneficial ownership of common stock by our principal stockholders and management is based upon information furnished by each person using “beneficial ownership” concepts under the rules of the Securities and Exchange Commission. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or direct the voting of the security, or investment power, which includes the power to vote or direct the voting of the security. The person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership within 60 days. Under the Securities and Exchange Commission rules, more than one person may be deemed to be a beneficial owner of the same securities, and a person may be deemed to be a beneficial owner of securities as to which he or she may not have any pecuniary beneficial interest. Except as noted below, each person has sole voting and investment power.

The percentages below are calculated based on 12,000,000 shares of Common Stock issued and outstanding. There are no options, warrants or other securities convertible into shares of common stock. Unless otherwise indicated, the business address of such person is c/o 134 Suncook Valley Road, Center Barnstead, New Hampshire 03225.
.

Officers, Directors, 5% Shareholder	No. of Shares	Beneficial Ownership

Silvestre Hutchinson	8,000,000	66.7%

All directors and executive officers as a group (1person)	8,000,000	66.7%

CHANGE IN CONTROL

The statements made in this Information Statement referencing the Stock Purchase Agreement are qualified in their entirety by reference to the text of said agreement, and are expressly made subject to the more complete information set forth therein. The full text of the Stock Purchase Agreement is attached as an exhibit to this Information Statement.

On April 25, 2007, the Seller entered into a Stock Purchase Agreement which provided, among other things, for the sale of the Purchased Shares to the Purchaser for the aggregate purchase price of fifty thousand dollars. The Purchased Shares represent an aggregate of 66.7% of the issued and outstanding share capital of the Company. The source of the cash consideration for the Purchased Shares was the Purchaser’s personal funds.

There are no arrangements or understandings among members of both the former and new control group and their associates with respect to the election of directors of the Company or other matters.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

None of the following parties has, since the date of incorporation of the Company, had any material interest, direct or indirect, in any transaction with the Company or in any presently proposed transaction that has or will materially affect us:

-	any of our directors or officers;
-	any person proposed as a nominee for election as a director;
-	any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to our outstanding shares of common stock; or
-	any relative or spouse of any of the foregoing persons who has the same house as such person.